Exhibit 99.8

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Inc. and Titan Uranium Inc.
sign Letter of Intent to Merge

October 25, 2011

Toronto, Ontario and Vancouver, British Columbia – Energy Fuels Inc. (“Energy Fuels” or “EFR”) (EFR:TSX) and Titan Uranium Inc. ("Titan") (TUE:TSX-V) today announced they have entered into a Letter of Intent (the "LOI") to pursue a transaction whereby EFR will acquire by way of a plan of arrangement all of the outstanding common shares of Titan (the "Transaction"). Upon completion of the Transaction, existing Titan shareholders will own approximately 42% of the issued and outstanding common shares of EFR, which will then own 100% of Titan.

Energy Fuels and Titan believe that the Transaction will provide a number of significant benefits to the shareholders of both companies, including the following:

  Increased scale and market presence in the uranium sector
  Substantial NI 43-101 compliant resource (37 million pounds U3O8 Measured + Indicated, 4.3 million pounds U3O8 Inferred – see details below)
  Enhanced near-term production profile
  Focus on US production with low political risk
  Creation of a strong platform for continued uranium consolidation within the US
  Greater financial strength
  Combined management experience and expertise

On completion of the Transaction, Titan shareholders will receive 0.68 common shares of EFR for each whole common share of Titan. Based on the 20 day volume weighted average prices and the closing prices of each company’s common shares on the TSX and TSX-V, on October 24, 2011, this share exchange ratio represents a premium of 24.5% and 33.6%, respectively, to the Titan shareholders.

Steve Antony, President and CEO of Energy Fuels commented, “Energy Fuels is very pleased to be able to add Titan’s very significant NI 43-101 mineral resource to our pool of assets, and to increase our presence in the conventional uranium mining space. Following the Transaction the combined company will have 37 million pounds of measured and indicated resources and 4.3 million pounds of inferred resources, placing the combined company among the largest holders of NI 43-101 compliant uranium resources in the US.”

Chris Healey, President and CEO of Titan added, “We at Titan are excited at the potential to be part of a growing future producer, moving towards our stated goal of being part of a mid-tier uranium producer, with assets recoverable by conventional mining techniques and located in the US.”

Overview of EFR and Titan and their Assets

Energy Fuels Resources

The Energy Fuels management team has extensive permitting and operating experience in conventional mining, and has concentrated on developing the first uranium mill to be licensed in the US in 30 years. Its Piñon Ridge uranium/vanadium mill, 12 miles west of Naturita in the Paradox Valley of western Colorado was granted its final radioactive materials license on March 7, 2011.

At the same time the Energy Fuels team has assembled uranium properties in western Colorado, eastern Utah, and northern Arizona. Energy Fuels has filed NI 43-101 Technical Reports documenting 1,309,000 tons of measured and indicated resource at a grade of 0.25% (6,538,000 lbs. contained U3O8) and 986,000 tons of inferred resource at a grade of 0.22% (4,346,000 lbs. contained U3O8). Significant historical production in this region came from several miners including Union Carbide, Atlas Minerals, and Pioneer-Uravan and major historic resources also remain in place to be developed.

Additionally, Energy Fuels has two fully permitted mines, the Whirlwind and Energy Queen Mines and has initiated permitting on two additional mines, the Calliham and the Sage, both in southeastern Utah.

Stephen P. Antony, President and CEO of Energy Fuels, is Energy Fuels’ Qualified Person (as defined by National Instrument 43-101) for uranium projects and is responsible for the technical information related to EFR’s assets contained in this release.

Titan Uranium Inc.

Titan has focused on exploring and developing uranium properties in the western USA. Its major asset is a 100% interest in the Sheep Mountain uranium mine in the Crooks Gap Mining District of Fremont County, Wyoming. The Sheep Mountain mine has an NI 43-101 compliant Indicated Resource of 13,841,000 tons at an average grade of 0.110% eU3O8, (30.4 million pounds contained U3O8). The technical report on the Sheep Mountain uranium project, dated January 20, 2011 was prepared for Titan by BRS Inc. Additional information including the estimation method and cut-off grade may be found in the report which has been filed on SEDAR.

The Sheep Mountain project is currently at an advanced stage of permitting. Production expected to commence in 2014, with a peak production rate of 1.5 million pounds U3O8 per year.

Titan also has significant interests in uranium exploration projects in Utah, Wyoming, Arizona and Saskatchewan.

The Titan management team brings extensive uranium exploration and production experience, including both conventional and in-situ recovery mining, to the company.

Chris M. Healey, PG (Wyoming), President and CEO for Titan, is Titan’s Qualified Person (as defined by National Instrument 43-101) for uranium projects and is responsible for the technical information related to Titan’s assets contained in this release.

Transaction Details

Pursuant to the LOI, the parties have agreed to enter into exclusive negotiations with a view to entering into a definitive agreement in respect of the Transaction (the “Merger Agreement”). The execution of the Merger Agreement is subject to the following conditions:

a)	the entering into of support agreements with all directors and officers of Titan and with the two largest shareholders of Titan;
b)	the entering into of support agreements with all directors and officers of Energy Fuels and with the two largest shareholders of Energy Fuels;
c)	the prior approval by the boards of directors of each of Titan and Energy Fuels;
d)	the satisfaction of each party with the results of its due diligence investigations of the other party.

The three largest shareholders of Titan, Pinetree Capital Ltd., Mega Uranium Ltd., together with their CEO Sheldon Inwentash, also the Chairman of the Board of Titan, who collectively own approximately 19% of Titan’s outstanding common shares, and the two largest shareholders of Energy Fuels, Dundee Resources Limited and Pinetree Capital Ltd., who collectively own approximately 24% of Energy Fuels’ outstanding common shares, have indicated their willingness to enter into support agreements in respect of the Transaction.

The LOI also provides that, upon signing of the Merger Agreement and satisfaction of certain conditions, EFR will lend Titan up to US$1,500,000 in the form of a secured bridge loan. The loan would be secured against Titan’s Sheep Mountain project, bear interest a rate of 5% per annum payable at maturity and mature upon the earlier of (i) the closing of the Transaction and (ii) February 28, 2012. The LOI also permits Titan to obtain interim debt financing of up to US$1,000,000 prior to signing of the Merger Agreement.

Following execution of the Merger Agreement, it is anticipated that completion of the Transaction will be subject to the following additional conditions:

a)	approval of the Transaction by Titan shareholders;
b)	approval of the Transaction by Energy Fuels shareholders;
c)	court approval of the plan of arrangement; and
d)	receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange and TSX Venture Exchange.

The Merger Agreement will contain customary deal protection mechanisms, including a break fee payable in certain events, non-solicitation provisions and a right to match any superior proposal.

Dundee Securities Ltd. is acting as financial advisor to Energy Fuels.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Titan, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels’ and Titan’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Titan’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and any other factors described in Energy Fuels’ and Titan’s most recent annual and quarterly financial reports.

Energy Fuels and Titan assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Titan’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Titan relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates and securities may not be offered or sold in the United States absent registration or exemption from registration.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact

For Energy Fuels Inc.

Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com

For Titan Uranium Inc.

Chris M. Healey, President & CEO
Phone No.: (604) 925-1810
Email: cmhealey@titanuranium.com